06005707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
JUN 29 2006
WASH, D.C.
209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARHETTE MANN BENEFITS SERVICE GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 William Street, Suite 100
(No. and Street)

Wellesley	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Arthur 781-997-1911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patterson and Geary, LLC
(Name – *if individual, state last, first, middle name*)

276 Union Avenue	Framingham	MA	01702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID J. ARTHUR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LA RHETTE MANIA BENEFITS SERVICE GROUP, INC., as of APRIL 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MILDRED S. PAKEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 19, 2007

Mildred S. Paken
Notary Public

[signature]
Signature

VICE PRESIDENT, TREASURER AND FINANCIAL OPERATIONS PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: LA RHETTE MANN BENEFITS SERVICE GROUP, INC.

Address: 65 WILLIAM STREET, SUITE 100
WELLESLEY, MA 02481

Telephone: 781-237-2291

SEC Registration Number: 8-53117

NASD Registration Number: 109906

(ii) Accounting Firm

Name: PATTERSON AND GERRY, LLC

Address: 276 UNION AVENUE, FRAMINGHAM, MA 01702

Telephone: 508-875-2367

Accountant's State Registration Number: 11

(iii) Audit date covered by the Agreement:

4	30	2006
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2006 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: DAVID J. ARTHUR

(By Firm's FINOP or President)

Title: FINOP Date: 6/28/06

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

FINANCIAL STATEMENTS

Years Ended April 30, 2006 and 2005

CONTENTS

PATTERSON AND GERRY CPAs, LLC
CERTIFIED PUBLIC ACCOUNTANTS & STRATEGIC CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
LaRhette Manin Benefits Service Group, Inc.
Wellesley, Massachusetts

We have audited the accompanying statements of financial condition of LaRhette Manin Benefits Service Group, Inc. as of April 30, 2006 and 2005 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaRhette Manin Benefits Service Group, Inc. as of April 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Patterson and Gerry CPAs LLC

June 26, 2006

276 Union Avenue • Framingham, MA 01702 • Tel. (800) 419-2367 • Fax: (508) 820-2519

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION

	April 30,	
	2006	2005
ASSETS		
Cash	**$106,159**	$8,988
Prepaid expenses	**35,788**	52,875
Commission receivable from broker-dealer and clearing organization	**199,594**	125,271
	$341,541	$187,134
Office equipment	**21,067**	-
	$362,608	$187,134
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	**$7,884**	
Accrued income taxes	**3,080**	$ 500
	10,964	500
STOCKHOLDERS' EQUITY		
Common stock; no par value, 12,500 shares authorized, 100 shares issued and outstanding	**100**	100
Retained earnings	**351,544**	186,534
	351,644	186,634
	$362,608	$187,134

See notes to financial statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF INCOME

	Years Ended April 30,	
	2006	2005
REVENUES		
Commissions	**$2,552,720**	$1,945,958
Interest income	**4,649**	637
	2,557,369	1,946,595
EXPENSES		
Bank service charges	**31**	24
Insurance	**38,361**	53,987
Legal and professional expenses	**60,320**	24,550
Licences	**14,788**	18,617
Management fee	**2,180,000**	1,860,000
Miscellaneous	**6,068**	3,169
	2,299,568	1,960,347
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	**257,801**	(13,752)
PROVISION FOR INCOME TAXES	**92,791**	257
NET INCOME (LOSS)	**$165,010**	($14,009)

See notes to financial statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended April 30, 2006 and 2005

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance at April 30, 2004	100	$100	$200,543	$200,643
Net loss			(14,009)	(14,009)
Balance at April 30, 2005	100	100	186,534	186,634
Net income			165,010	165,010
Balance at April 30, 2006	**100**	**$100**	**$351,544**	**$351,644**

See notes to financial statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF CASH FLOWS

	Years Ended April 30,	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**$165,010**	(14,009)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Increase (decrease) on operating liabilities:		
Prepaid expenses	**17,087**	(15,041)
Commission receivable	**(74,323)**	9,519
Accounts payable	**7,884**	
Accrued income taxes	**2,580**	(13,363)
Net cash provided (used) by operating activities	**118,238**	(32,894)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	**(21,067)**	
INCREASE (DECREASE) IN CASH	**97,171**	(32,894)
CASH, beginning of year	**8,988**	41,882
CASH, end of year	**$106,159**	$8,988

Supplemental cash flow information		
Cash paid for income taxes	**$101,495**	$30,060

See notes to financial statements

NOTE 1—SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business

LaRhette Manin Benefits Service Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB). The Company is incorporated in the Commonwealth of Massachusetts and is wholly owned by LaRhette Manin Insurance Agency, Inc (the "Parent"). The Company provides hospitals and other similar medical groups with pension plan design, implementation and ongoing pension related services. The Company receives all of its revenues from other broker-dealers and fund companies.

Cash

Cash balances in excess of the Federal Deposit Insurance Corporation's coverage limit, held at a Boston, Massachusetts bank, amounted to $61,300 at April 30, 2006.

Office equipment

Office equipment is recorded at cost. Depreciation is computed using accelerated depreciation methods over the estimated useful lives of the assets.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent to pay a monthly management fee in consideration of certain operating expenses, fixed assets and other general and administrative expenses paid on behalf of the Company. For the years ended April 30, 2006 and 2005, the Company paid the Parent a total of $2,180,000 and $1,860,000, respectively.

NOTE 3 – MAJOR CUSTOMERS

The Company has earned revenue from three major customers in 2006 and 2005 of approximately 39% and 45% of its total revenue earned for the years ended April 30, 2006 and 2005, respectively. The Company received 99.6% of its revenues from 2 broker-dealers. The Company is paid from the revenues that the broker-dealers earn from the funds in which the Company's customers invest.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In the first year of operations, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. Minimum net capital requirement is the greater of $5,000 or 12.5% of aggregate indebtedness. At April 30, 2006 and 2005, the Company had net capital of $294,789 and $133,759, respectively, which was $289,789 and $128,759, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.037 to 1 and 0.004 to 1 for the years ended April 30, 2006 and 2005, respectively.

SUPPLEMENTAL INFORMATION

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	April 30,	
	2006	2005
NET CAPITAL		
Total stockholders' equity qualified for net capital	**$351,644**	$186,634
Deduct:		
Office equipment	**(21,067)**	
Prepaid expenses	**(35,788)**	(52,875)
Total net capital	**$294,789**	$133,759
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	**$10,964**	$500
Total aggregate indebtedness	**$10,964**	$500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	**$5,000**	$5,000
Excess net capital at 1500 and 800 percent for April 30, 2006 and 2005, respectively	**$289,789**	$128,759
Ratio: Aggregate indebtedness to net capital	**.037 to 1**	.004 to 1

There are no material differences that exist between the computation of net capital and required net capital reported and the broker-dealer's unaudited filing of Part IIA of the FOCUS report. Therefore, a reconciliation is not presented.

PATTERSON AND GERRY CPAs, LLC
CERTIFIED PUBLIC ACCOUNTANTS & STRATEGIC CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
LaRhette Manin Benefits Service Group, Inc.
Wellesley, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of LaRhette Manin Benefits Service Group, Inc. (the Company), for the year ended April 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

276 Union Avenue • Framingham, MA 01702 • Tel. (800) 419-2367 • Fax: (508) 820-2519

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Patterson and Quey CPAs LLC

Framingham, Massachusetts
June 26, 2006